UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
OMB APPROVAL
OMB Number: 3235-0101 Expires: December 31, 2009 Estimated average burden hours per response...........2.0
SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) China Technology Development Group Corporation		(b) I.R.S. IDENT. NO. N/A	(c) S.E.C. FILE NO. 000-29008	WORK LOCATION
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE Unit1712-13, Tower1, Admiralty Centre No.18 Harcourt Road Hong Kong China 999077				(e) TELEPHONE NO.
				AREA CODE 00852	NUMBER 31128461
2 (a) PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Eastern Ceremony Group Limited	(b) RELATIONSHIP TO ISSUER 10%share holder	(d) ADDRESS STREET CITY STATE ZIP CODE THE CAITIAN ROAD SHENZHEN CHINA 518000
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number
3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered to Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of shares or Other Units To Be Sold (See instr.3(c))	(d) Aggregate Market Value (See instr.3(d))	(e) Number of Shares or Other Units Outstanding (See instr.3(e))	(f) Approximate Date of Sale (See instr.3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr.3(g))
		Broker-Dealer File Number
COMMON STOCK	PhillipCapital 12/F, United Centre, 95 Queensway, Hong Kong		300,000			12/15/2008 to 03/15/2009

INSTRUCTIONS:
1.	(a)	Name of issuer.	3.	(a)	Title of the class of securities to be sold.
	(b)	Issuer's IRS Identification Number.		(b)	Name and address of each broker through whom the securities are intended to be sold.
	(c)	Issuer's SEC file number, if any.		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
	(d)	Issuer's address, including zip code.		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing
	(e)	Issuer's telephone number, including area code.		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
2.	(a)	Name of person for whose account the securities are to be sold.		(f)	Approximate date on which the securities are to be sold.
	(b)	Such person's or I.R.S. Identification number, if such a person is an entity.		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold.
	(c)	Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
	(d)	Such person's address, including zip code.

TABLE I--SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the Payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person From Whom Acquired (If Gift, Also Give Date Donor Acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
COMMON STOCK	Feb 2007 to Sep 2008	MARKET TRADING	MARKET TRADING	1572524	Feb 2007 to Sep 2008	Cash

INSTRUCTIONS:
If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II--SECURITIES SOLD DURING THE PAST THREE MONTHS
Furnish The Following Information as to All Securities of The Issuer Sold During The Past Three Months By The Person For Whose Account The Securities Are To Be Sold.

Name and Address of Seller	Title of Securities To Be Sold.	Date of Sale	Amount of Securities Sold	Gross Proceeds
Eastern Ceremony group Limited CAITIAN Road SHEN ZHEN city,China	COMMON	10/9/2008 10/10/2008 11/4/2008	30000 11000 471	43200 13310 1163.37

REMARKS:
INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.
If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

12/1/2008 DATE OF NOTICE	Chiu Tung Ping (SIGNATURE)
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
The notice shall be signed by the persons for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).